September 24, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

To Whom It May Concern:

By means of this letter I authorize Marvin D. Burkett, David M. Shannon and Christine Lillquist, or any of them individually, to sign on my behalf all forms required under Section 16(a) of the Securities Exchange Act of 1934, relating to transactions involving the stock or derivative securities of NVIDIA Corporation.  The above individuals are accordingly authorized to sign and Form 3, Form 4 or Form 5, or amendment thereto, that I am required to file with the same effect as if I had signed them myself.

This authorization shall remain in effect until revoked in writing by me or until I am no longer required to file such forms.

Yours truly,

/s/ Debora Shoquist

Debora Shoquist